Calendar Dragon Inc.
11602 – 75 Ave.
Edmonton, Alberta, T6G 0J2

May 5, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Jan Woo

Re:           Calendar Dragon Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 19, 2011
File No. 333-172896

Dear Jan Woo,

We are in receipt of your comment letter of May 5, 2011 and have filed an amendment to the S-1 which was originally filed March 17, 2011.

Certain Relationships and Related Transactions, page 27

1.	Disclosure added to section entitled Certain Relationships and Related Transactions.

Yours truly,

/s/ R. Neil MacIver

Roderick Neil MacIver
President